Exhibit 99.2

MORE QUESTIONS YOU MIGHT HAVE

(February 22, 2017)

General

1.              What was just announced?  What are the terms of the deal?

MJN has entered into an agreement to be acquired by Reckitt Benckiser (RB), a public company listed on the London Stock Exchange, for $90 per share in an all-cash transaction worth about $17.9 billion (including net debt).  The deal is subject to customary closing conditions, including the approval of MJN stockholders and RB shareholders, as well as receipt of certain required regulatory approvals.  The two companies will operate separately until the completion of the deal, which is expected to occur in the third quarter of 2017.

2.              Why did RB buy MJN?  Was the business not performing well enough for MJN to remain a standalone company?

RB was interested in joining forces with MJN to create a leading consumer healthcare company.  RB recognized that MJN was an exceptional company with a proud, long history of uncompromising quality, a focus on science and dedication to consumer trust. In agreeing to pay a significant premium for MJN, RB implicitly recognized the value of our brands, strategy, strong innovation pipeline and, ultimately, the quality of our global organization.

3.              How did this transaction evolve? Were other companies interested in buying MJN?

After careful deliberation, our Board of Directors decided it was in the best interests of MJN and our stockholders to enter into this transaction.  More details about the transaction process may be found in our proxy statement, which will be available prior to the stockholder vote.

4.              Did MJN talk to other bidders?

As a longstanding matter of policy, we don’t comment on those sorts of questions.  We will be filing a proxy statement in due course which will contain background on the transaction process.

5.              When will the transaction be completed?

The agreement is subject to regulatory approvals in various jurisdictions and customary closing conditions, including the approval of both MJN stockholders and RB shareholders.  The two companies will operate as separate companies until the completion of the deal, which is expected to occur in the third quarter of 2017.

6.              When will the MJN stockholder meeting to approve the transaction be held?  Will the annual meeting still be held?

No date has yet been set for a special stockholder meeting.  MJN will be filing a proxy statement with the SEC in the near future, which will contain information regarding the meeting of stockholders to vote on the transaction, including the date of such meeting.

7.              Will MJN continue paying a dividend prior to the transaction closing?

Under the terms of the merger agreement, the Company is permitted to and currently expects to continue paying its regular quarterly dividend of up to $0.4125 per share of common stock per quarter, with record and payment dates consistent with the quarterly record and payment dates in 2016.

8.              How does this acquisition affect MJN’s business?

MJN will continue business as usual, with no change until the transaction is consummated and future plans are determined.  We will maintain focus on our priorities and ensure our customers have the solutions and support they need.

9.              What are the plans to integrate the two companies?

At this point in time, it’s too early in the planning and integration process to be able to provide specific details surrounding the new organization and reporting in detail, except to say that as announced, RB intends to run MJN as a separate division within the larger organization reporting directly to Adi Sehgal, who will be based in London, joining the Executive Committee of RB upon closure of the deal and reporting to RB CEO, Rakesh Kapoor.

10.       Who will run MJN until the transaction closing?

Until the completion of the transaction, it will be business as usual, with MJN CEO, Kasper Jakobsen, continuing to lead and run MJN.

11.       If the deal falls through, does MJN get compensated?

There are break-up fees associated with this transaction, payable by RB in certain circumstances and, in other circumstances, payable by MJN. The merger agreement has been filed with the SEC and can be found at:

https://www.sec.gov/Archives/edgar/data/1452575/000104746917000646/a2230915zex-2_1.htm

Employee Matters

12.       What can I expect in the interim?

We need to remain focused and conduct business as usual.  Until the transaction is approved by stockholders of both companies and regulators and closed, we will continue operating separately (from RB) as an independent public company.  It’s vitally important for all of us to remain focused on the work at hand and deliver on our commitments to our customers and stockholders.

13.       What should I do if I receive a question from investors or the media?

If you receive an inquiry from the media, please contact Chris Perille (chris.perille@mjn.com); if you receive an inquiry from an analyst or investor, please contact Kathy MacDonald (kathy.macdonald@mjn.com).  They will assist you with handling such questions.

14.       What can I communicate to customers/suppliers?

Communication documents have been prepared for outside stakeholders, including letters to customers and suppliers.  If you are authorized to communicate with customers/suppliers, it is important that you closely follow the content set forth in the prepared documents, so that we convey consistent messages and emphasize that we will operate our business as usual until completion of the deal.  All communications with customers are being coordinated through your GM and sales leaders; all communications with suppliers are being coordinated through your Procurement leaders.

15.       Will RB offer severance packages to MJN employees who leave the company?

MJN has existing severance plans in place, and for those employees who do leave due to the change in control as the result of a qualifying termination (as determined in accordance with the applicable plan), severance packages will be in line with those plans.  RB has agreed that no adverse changes will be made to the existing terms of any MJN severance plans up to December 31, 2018.

16.       What will happen to our 2016 incentive payouts, including sales incentives and manufacturing incentives?

2016 bonuses under the Annual Incentive Plan and other programs will be paid out to eligible employees according to our normal schedule and are unaffected by the deal.

17.       Will I receive a merit increase for 2017?

Merit increases are being planned and executed in accord with our normal business procedures. Managers will be communicating salary increases to recipients, as relevant, in the first two weeks of March.

18.       Will my base salary and cash incentive opportunity be impacted by the deal?

RB has agreed that, from the closing of the acquisition up to December 31, 2018, our active employees’ base salaries, base wage rates and annual cash incentive opportunities will be no less favorable than those currently in effect.

19.       At the time of the RB acquisition closing, what will happen to my unvested stock options, RSUs and PSUs granted before February 28, 2017?

Stock Options:  Each stock option that was granted before February 28, 2017 and that is outstanding immediately prior to the closing will accelerate, vest and be cancelled as of the closing, and in exchange, the stock option holder will receive a lump-sum cash payment equal to the product of (A) the number of shares of common stock subject to the stock option, multiplied by (B) the amount (if any) by which the merger consideration ($90 per share) exceeds the exercise price per share of such stock option.  Each stock option with an exercise price equal to or greater than the merger consideration will be cancelled immediately prior to the closing for no consideration.  For example, if you hold 75 unvested options with an exercise price of $50 per share immediately prior to the closing, you will receive a lump sum cash payment equal to $3,000 (75 x ($90-$50)) at the time of the closing.

RSUs:  Each RSU that was granted before February 28, 2017 and that is outstanding immediately prior to the closing will vest and be cancelled as of the closing, and in exchange, the RSU holder will receive a lump-sum cash payment equal to the product of (A) the number of shares of common stock subject to such RSU immediately prior to the closing and (B) the merger consideration ($90 per share).  For example, if you hold 75 unvested RSUs immediately prior to the closing, you will receive a lump sum cash payment equal to $6,750 (75 x $90) at the time of the closing.

PSUs — Performance Period Complete:  Each PSU that was granted before February 28, 2017 and that is outstanding immediately prior to the closing, and for which the performance period is complete, will vest and be cancelled as of the closing, and in exchange, the PSU holder will receive a lump-sum cash payment equal to the product of (A) the number of shares of common stock subject to such PSU (based on actual performance for the completed performance period) and (B) the merger consideration ($90 per share).  For example, if the performance period is complete as of immediately prior to the closing and actual performance exceeds target performance, resulting in vesting of 85 shares of common stock (as opposed to the target of 75 shares of common stock underlying your PSU award), you will receive a lump sum cash payment equal to $7,650 (85 x $90) at the time of the closing.

PSUs — Performance Period Incomplete:  Each PSU that was granted before February 28, 2017 and that is outstanding immediately prior to the closing, and for which the performance period is incomplete, will vest and be cancelled as of the closing, and in exchange, the PSU holder will receive a lump-sum cash payment equal to the product of (A) the number of shares of common stock subject to such PSU (based on target performance for the incomplete performance period) and (B) the merger consideration ($90 per share).  For example, if the target number of shares of common stock underlying your PSU award is 75, and the performance period is incomplete as of immediately prior to the closing, you will receive a lump sum cash payment equal to $6,750 (75 x $90) at the time of the closing.

20.       At the time of the RB acquisition closing, what will happen to my (a) vested stock options and (b) shares of common stock previously issued in connection with (i) the settlement of vested RSUs/PSUs and/or (ii) prior exercise of vested stock options?

Each MJN share of common stock held at the time of the closing will be exchanged for $90 in cash. Each vested stock option with an exercise price less than $90 per share will be exchanged for cash based on the positive differential value between $90 and the exercise price.  Each stock option with an exercise price equal to or greater than $90 per share (an “underwater” option) will be cancelled at such time for no consideration.  These transactions will be handled by Morgan Stanley; more information will be forthcoming on this process.

21.       Are there any restrictions on MJN personnel exercising vested stock options?  Are any approvals or reviews required?

All employees are subject to general restrictions surrounding MJN stock transactions, including stock option exercises.  These include:

•                  No trading in MJN stock based on material undisclosed Information;

•                  No trading in the stock of any other company doing business with MJN based on material undisclosed information obtained in course of work for MJN;

•                  No unauthorized disclosure of material undisclosed information to any persons outside of MJN;

•                  No trading during a blackout period of which the employee or director has been made aware;

•                  No purchases or sales of puts, calls or options other than options granted by MJN; and

•                  No margin purchases, short sales or sales “against the box.”

“Key Employees” are subject to additional restrictions and are prohibited from trading in MJN stock during blackout periods.  Even during open trading windows, these employees should seek preclearance from our General Counsel, Pat Sheller, prior to making any sale, purchase, stock option exercise, gift, or other transaction in MJN’s stock, including entering into any 10b5-1 plan and any transaction related to MJN stock held in MJN’s 401(k).

Preclearance can be obtained by emailing Pat Sheller (patrick.sheller@mjn.com), with a copy to (erin.mcquade@mjn.com), detailing both the timing (date) and substance (amount / price) of the intended transaction.  Pre-clearance must be obtained during an open window.  Each preclearance received will be effective for 5 calendar days of receiving the preclearance. Individuals wishing to exercise vested stock options may pre-clear the transaction through Pat Sheller, unless the employee is subject to the blackout period, at which point exercises will be prohibited.

22.       Is the company making long-term incentive awards in 2017?

Yes.   2017 long-term incentive awards (“2017 LTI Awards”) will be made in accordance with current MJN award value targets and based on existing eligibility guidelines.  2017 LTI Awards will be granted on February 28, 2017 and communicated to recipients by March 15, 2017.  2017 LTI Awards are expected to be made in the form of RSUs and/or PSUs.  Each such 2017 LTI Award that is outstanding immediately prior to the RB acquisition closing will, as of the closing, convert into a “phantom” RSU award tied to shares of RB’s common stock (assuming target performance in the case of PSUs) that settles in cash upon satisfaction of the applicable vesting conditions, which will be communicated at the time of conversion.

23.       What happens to my health care and life insurance benefits?

No changes will be made to the terms of any MJN benefit plans up to December 31, 2018. Prior to that time, employee health care benefits will continue in line with MJN’s existing plans.

24.       What happens to my vacation entitlement?

No changes will be made to terms of any MJN benefit plans up to December 31, 2018. Prior to that time, employee benefits will continue in line with MJN’s existing plans, including treatment of “banked” vacation days. Prior service with MJN will be recognized for purposes of future vacation entitlement under RB programs.

25.       What happens to my retirement benefits?

No changes will be made to the terms of any MJN benefit plans up to December 31, 2018. Prior to that time, retirement benefits will continue in line with MJN’s existing plans.

26.       What happens to my U.S. pension benefits?

RB has agreed that no changes will be made to terms under any MJN benefit plans up to December 31, 2018. Prior to that time, pension benefits will continue in line with MJN’s existing plan. If you have questions regarding your US retirement benefit or would like to request a benefit calculation, please contact the Mead Johnson Pension Service Center at 1-877-522-3862.

27.       Will the “Nutritious Beginnings” program still be available until the deal closes, and will it continue after the deal closes?

No changes will be made to the terms of any MJN benefit plans up to December 31, 2018. Prior to that time, benefits will continue in line with MJN’s existing plans, including programs such as “Nutritious Beginnings.”

28.       Whom do I go to with questions about this announcement?

You should consult [either] your manager [or your HR business partner].

Customers

29.       Will the transaction have any sales implications on current customers or prospects?

No.  As long as we are separate businesses, we will act independently in the market.

30.       Will the transaction have any service implications on MJN’s customers?

No.  Our customers should expect and we will deliver our usual high level of service.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements with respect to a transaction involving Mead Johnson and Reckitt Benckiser Group plc that are forward-looking as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the fact they use words such as “should,” “expect,” “anticipate,” “estimate,” “target,” “may,” “project,” “guidance,” “intend,” “plan,” “believe” and other words and terms of similar meaning and expression. Forward-looking statements can also be identified by the fact that they do not relate strictly to historical or current facts. Such forward-looking statements are based on current expectations that involve inherent risks, uncertainties and assumptions that may cause actual results to differ materially from expectations as of the date of this communication. These risks include, but are not limited to: (1) the possibility that a transaction will not be consummated or delays in consummating the transaction; (2) adverse effects on the market price of Mead Johnson’s common stock and on Mead Johnson’s operating results because of a failure to complete the transaction; (3) negative effects relating to the announcement of the transaction or any further announcements relating to the transaction or the entrance into or consummation of the transaction on the market price of Mead Johnson’s stock; (4) unanticipated difficulties or expenditures relating to the transaction; (5) legal proceedings instituted against Mead Johnson and others in connection with the transaction; (6) disruptions of current plans and operations caused by the announcement and pendency of the transaction; (7) potential difficulties in employee retention as a result of the announcement and pendency of the transaction; (8) the response of customers, distributors, suppliers and competitors to the announcement of the transaction; (9) the ability to sustain brand strength, particularly the Enfa family of brands; (10) the effect on the company’s reputation of real or perceived quality issues; (11) the effect of regulatory restrictions related to the company’s products; (12) the adverse effect of commodity costs; (13) increased competition from branded, private label, store and economy-branded products; (14) the effect of an economic downturn on consumers’ purchasing behavior and customers’ ability to pay for product; (15) inventory reductions by customers; (16) the adverse effect of changes in foreign currency exchange rates; (17) the effect of changes in economic, political and social conditions in the markets where we operate; (18) changing consumer preferences; (19) the possibility of changes in the Women, Infants and Children (WIC) program, or participation in WIC; (20) legislative, regulatory or judicial action that may adversely affect the company’s ability to advertise its products, maintain product margins, or negatively impact the company’s reputation or result in fines or penalties that decrease earnings; and (21) the ability to develop and market new, innovative products.

Where, in any forward-looking statement, we or our management expresses an expectation or belief as to future results or actions, there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished. Our actual results may differ materially from our expectations, plans or projections. Forward-looking statements are only predictions and estimates, which are inherently subject to risks, trends and uncertainties, many of which are beyond our ability to control or predict with accuracy and some of which might not even anticipate. There can be no assurance that we will achieve our expectations and we do not assume responsibility for the accuracy and completeness of the forward-looking statements. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements as a result of many factors, including the risk factors described in the risk factor section of our reports filed with the Securities and Exchange Commission (“SEC”). Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Mead Johnson.

All forward-looking statements included in this communication are based upon information available to Mead Johnson as of the date of this communication, and we assume no obligation to update or revise any such forward-looking statements except as required by law.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the transaction. In connection with the transaction, Mead Johnson will file a proxy statement and other materials with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEAD JOHNSON AND THE TRANSACTION.

Mead Johnson’s investors and security holders will be able to obtain a free copy of these documents filed with the SEC at the SEC’s website at http://www.sec.gov. In addition, investors will be able to obtain, without charge, a copy of the proxy statement and other relevant documents (when available) at Mead Johnson’s Website at www.meadjohnson.com or by contacting Mead Johnson:

Investors: Kathy MacDonald, 847-832-2182, kathy.macdonald@mjn.com or

Media: Christopher Perille, 847-832-2178, chris.perille@mjn.com

Participants in the Solicitation

Mead Johnson and its officers and directors may be deemed to be participants in the solicitation of proxies from Mead Johnson stockholders with respect to the transaction. Information about Mead Johnson officers and directors and their ownership of Mead Johnson common shares is set forth in the proxy statement for Mead Johnson’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on April 4, 2016, and in other documents filed with the SEC by Mead Johnson and its officers and directors. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the transaction by reading the preliminary and definitive proxy statements regarding the transaction, which will be filed by Mead Johnson with the SEC.